UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Kellwood Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

488044108

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Gerald T. Nowak Kirkland & Ellis LLP 200 East Randolph Drive Chicago, IL 60601 (312) 861-2000	Stephen Fraidin Thomas W. Christopher Kirkland & Ellis LLP Citigroup Center 153 E. 53rd Street New York, NY 10022 (212) 446-4800

January 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cardinal Integrated, LLC 75-3264870

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners V, L.P. 98-0522944

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors V, L.P. 98-0522942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners V, Ltd. 98-0522940

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 hereby amends the Statement on Schedule 13D (this “Statement”) previously filed on June 8, 2007, as amended by Amendment No. 1 previously filed on July 26, 2007, Amendment No. 2 previously filed on September 18, 2007, Amendment No. 3 previously filed on November 13, 2007, and Amendment No. 4 previously filed on January 10, 2008 by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Kellwood Company, a Delaware corporation (the “Issuer”) as follows:

Item 2.	Identity and Background
The information contained in Item 2 of the Statement is hereby amended and restated as follows:

This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Cardinal Integrated, LLC, a Delaware limited liability company (“Cardinal Integrated”), Sun Capital Partners V, L.P., a Cayman Islands exempted limited partnership (“SC Partners V”), Sun Capital Advisors V, L.P., a Cayman Islands exempted limited partnership (“Advisors V”), Sun Capital Partners V, Ltd., a Cayman Islands exempted company (“Partners V”), SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).

Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  Leder and Krouse may each be deemed to control Partners V, Advisors V and SC Partners V as they are the two directors, and Co-CEOs, of Partners V, which is the general partner of Advisors V, which in turn is the general partner of SC Partners V.  Cardinal Integrated is an indirect, jointly owned subsidiary of SCSF Equities and SC Partners V. SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder, Krouse, Cardinal Integrated, SC Partners V, Advisors V and Partners V are collectively referred to as the “Reporting Persons.”

The principal business address of each of SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Cardinal Integrated, Leder and Krouse is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

The principal business address of each of SC Partners V, Advisors V and Partners V is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands  KY1-9002.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.  Cardinal Integrated was formed solely for the purpose of effecting the Offer described under Item 4 of this Statement and has not engaged in any activities except in connection with the Offer.  SC Partners V is a private equity fund that invests in public and private companies.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.1 and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Item 3 of this Statement is hereby amended by adding the following paragraph:

In connection with the Offer described in Item 4 below, SC Partners V has agreed to contribute $560 million to Cardinal Integrated to fund the payment for Shares (as defined below) accepted pursuant to the Offer and to pay certain related expenses, subject to the terms and conditions of an equity commitment letter dated January 15, 2008, which is filed with this Statement as Exhibit 99.3 and incorporated herein by reference.  The equity contribution by SC Partners V is subject to the satisfaction of the conditions to the Offer, which will be described in detail in the Offer documents to be filed with the Commission.

Item 4.	Purpose of Transaction
The information contained in Item 4 of this Statement is hereby amended and restated as follows:

Cardinal Integrated, an indirect, jointly owned subsidiary of SCSF and SC Partners V, intends to launch a tender offer (the “Offer”) for all of the shares of Common Stock not yet owned by the Reporting Persons, together with associated rights to purchase Series A Junior Preferred Stock of the Issuer (such rights, together with the shares of Common Stock, the “Shares”).  In addition, the Reporting Persons intend to investigate the impact on shareholder value of the Issuer’s recently announced cash tender offer for up to $60,000,000 aggregate principal amount of its 7.875% Notes due 2009 (the “Debt Tender Offer”), and to determine whether there exists a basis to allege that the board of directors of the Issuer has breached its fiduciary duties by authorizing the Debt Tender Offer.  In connection with the foregoing, SCSF sent a letter to the Issuer, dated January 15, 2007, demanding to inspect all books and records relating to the Debt Tender Offer pursuant to Section 220 of the General Corporation Law of the State of Delaware.  In the letter, SCSF also requested the right to inspect the Issuer’s stockholder list for purposes of communicating with the Issuer’s stockholders concerning the Offer and the possibility of a proxy solicitation. A copy of the demand letter is filed with this Statement as Exhibit 99.4 and incorporated herein by reference.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 6 of this Statement is hereby amended and restated as follows:

Except for the agreements described in response to Items 3 and 4 of this Schedule 13D, which are incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Amended and Restated Joint Filing Agreement, dated as of January 15, 2008, by and among the Reporting Persons.

99.2	Power of Attorney, granted January 14, 2008, by each of the Reporting Persons in favor of each of Jason G. Bernzweig, Michael J. McConvery and Jason H. Neimark.

99.3	Equity Commitment Letter, dated January 15, 2008, between Sun Capital Partners V, L.P. and Cardinal Integrated, LLC.

99.4	Stockholder List Access and Inspection of Books and Records Demand Pursuant to Section 220 of Delaware General Corporation Law, dated January 15, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:       January 15, 2008

SCSF Equities, LLC

By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its: Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

Cardinal Integrated, LLC

By:	/s/Jason G. Bernzweig
Name:	Jason G. Bernzweig
Its:	Vice President

Sun Capital Partners V, L.P.

By: Sun Capital Advisors V, LP
Its: General Partner

By: Sun Capital Partners V, Ltd
Its: General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Advisors V, L.P.

By: Sun Capital Partners V, Ltd
Its: General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Partners V, Ltd

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated: January 15, 2008	*By:	/s/Jason G. Bernzweig	Attorney in Fact
Jason G. Bernzweig

SCHEDULE A
Information Concerning Directors and Executive Officers
of Certain Reporting Persons

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

** Unless indicated otherwise, the business address of all individuals listed in this Schedule A is c/o Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

SCSF EQUITIES, LLC

Marc J. Leder, Co-CEO

Rodger R. Krouse, Co-CEO

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Marc J. Leder, Director

Rodger R. Krouse, Director

SUN CAPITAL SECURITIES, LLC

Marc J. Leder, Co-CEO

Rodger R. Krouse, Co-CEO

CARDINAL INTEGRATED, LLC

Jason H. Neimark, Vice President

Jason G. Bernzweig, Vice President

Michael J. McConvery, Vice President and Assistant Secretary

Mark Hajduch, Vice President and Assistant Secretary

Melissa Klafter, Vice President and Assistant Secretary

SUN CAPITAL PARTNERS V, LTD.

Marc J. Leder, Director, Co-CEO & Treasurer

Rodger R. Krouse, Director, Co-CEO & Secretary